UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L100

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05614L100

1.	Names of Reporting Persons B. Riley Financial, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,446,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,446,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,446,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.7%*
14.	Type of Reporting Person (See Instructions) HC

*	Percent of class is calculated based on 89,371,408 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) outstanding as of November 3, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2023 (the “10-Q”).

CUSIP No. 05614L100

1.	Names of Reporting Persons B. Riley Securities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,602,348
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,602,348
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,602,348
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%*
14.	Type of Reporting Person (See Instructions) BD

*	Percent of class is calculated based on 89,371,408 shares of the Common Stock of the Issuer outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 05614L100

1.	Names of Reporting Persons BRF Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,844,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,844,174
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,844,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on 89,371,408 shares of the Common Stock of the Issuer outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 05614L100

1.	Names of Reporting Persons Bryant R. Riley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PR, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,485,898
	8.	Shared Voting Power 27,446,522
	9.	Sole Dispositive Power 1,485,898
	10.	Shared Dispositive Power 27,446,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,932,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4%*
14.	Type of Reporting Person (See Instructions) IN

*	Percent of class is calculated based on 89,371,408 shares of the Common Stock of the Issuer outstanding as of November 3, 2023, as reported by the Issuer in the 10-Q.

Explanatory Note

This Amendment No. 15 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019, Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020, Amendment No. 6 to Schedule 13D, filed with the SEC on June 11, 2020, Amendment No. 7 to Schedule 13D, filed with the SEC on July 2, 2020, Amendment No. 8 to Schedule 13D, filed with the SEC on September 10, 2020, Amendment No. 9 to Schedule 13D, filed with the SEC on October 2, 2020, Amendment No. 10 to Schedule 13D, filed with the SEC on January 27, 2021, Amendment No. 11 to Schedule 13D, filed with the SEC on February 10, 2021, Amendment No. 12 to Schedule 13D, filed with the SEC on March 26, 2021, Amendment No. 13 to Schedule 13D, filed with the SEC on October 29, 2021, and Amendment No. 14 to Schedule 13D, filed with the SEC on December 26, 2023 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4. Purpose of the Transaction

Item 4 is amended to add the following:

On January 18, 2024 (the “Effective Date”), B. Riley Financial, Inc. (“BRF”) entered into a guaranty (the “Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain Credit Agreement, dated as of the Effective Date among the Issuer, as borrower, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “Credit Agreement”), and (ii) the secured parties. The description of the Credit Agreement included under Item 1.01 – Entry into a Material Definitive Agreement in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 22, 2024, is incorporated by reference herein.

Subject to the terms and conditions of the Guaranty, BRF has guaranteed certain obligations of the Issuer (subject to certain limitations) under the Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Guaranty, provided however, that BRF’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit obligations under the Credit Agreement shall not at any time exceed $150,000,000 in the aggregate. The foregoing description of the Guaranty is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty, a copy of which is filed as an exhibit hereto.

In consideration for the agreements and commitments under the Guaranty and pursuant to a separate fee and reimbursement agreement (the “Fee Agreement”), the Issuer has agreed to pay BRF a fee equal to 2.00% of the aggregate revolving commitments (as defined in the Credit Agreement) under the Credit Agreement, payable quarterly and, at the Issuer’s election, in cash in full or 50% in cash and 50% in the form of penny warrants. The foregoing description of the Fee Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Fee Agreement, a copy of which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) - (b)

1.	As of the date hereof, (i) B. Riley Securities, Inc. (“BRS”) beneficially owned directly 7,602,348 shares of Common Stock, representing 8.5% of the Issuer’s Common Stock, and (ii) BRFI beneficially owned directly 19,844,174 shares of Common Stock, representing 22.2% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS and BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS and BRFI.

3.	Bryant R. Riley may beneficially own 1,485,898 shares of Common Stock representing 1.7% of the Issuer’s Common Stock, of which (i) 1,217,069 shares are held jointly with his wife, Carleen Riley, (ii) 45,436 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 45,801 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 45,431 shares are held as sole custodian for the benefit of Eloise Riley, (v) 43,810 shares are held as sole custodian for the benefit of Susan Riley, (vi) 50,998 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust and (vii) 37,353 shares are held in Bryant R. Riley’s 401(k) account. Bryant R. Riley may also beneficially own 27,446,522 shares of Common Stock, representing 30.7% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants and held directly by BRFI or BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI and BRS, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRS and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRS.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The disclosures set forth in Item 4 are hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description
2

Guaranty, dated January 18, 2024, among B. Riley Financial, Inc., Babcock & Wilcox Enterprises, Inc. and Axos Bank (incorporated by reference to Exhibit 10.1 to B. Riley Financial, Inc.’s Current Report on Form 8-K, filed with the SEC on January 22, 2024)

3*	Fee and Reimbursement Agreement, dated January 18, 2024, between B. Riley Financial, Inc. and Babcock & Wilcox Enterprises, Inc.

*	Attached herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer
BRF INVESTMENTS, LLC.

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young [1] President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin [2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the close of business on the date hereof, Kenneth Young directly owned 1,492,183 shares of Common Stock. The individual purchase prices and transaction data are available publicly on Kenneth Young’s Section 16 filings with the SEC. Kenneth Young has the sole power to vote and dispose of such shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
[2]	As of the close of business on the date hereof, Robert L. Antin directly owned 76,802 shares of Common Stock. The aggregate purchase price of the 76,802 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $940,253. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
12/19/2023	Redemption from Limited Partnership	704,721	$-	Bryant R. Riley